UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNET NETWORKS, INC.

(Name of Subject Company (Issuer))

CNET NETWORKS, INC.

(Name of Filing Person (Issuer))

0.75% Convertible Senior Notes Due 2024

(Title of Class of Securities)

CUSIP Nos. 12613RAD6 and 12613RAC8

(CUSIP Number of Class of Securities)

SHARON LE DUY

CNET NETWORKS, INC.

235 SECOND STREET

SAN FRANCISCO, CALIFORNIA 94105

(415) 344-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

with copies to: ORA T. FISHER, ESQ. TRACY K. EDMONSON, ESQ. LATHAM & WATKINS LLP 140 SCOTT DRIVE MENLO PARK, CA 94025-3656 (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 125,000,000 aggregate original principal amount (1)	$13,375(2)

(1)	Estimated solely for the purpose of determining the amount of the filing fee, the transaction value is based upon the book value of the 0.75% Convertible Senior Notes Due 2024 as of the latest practicable date prior to the date of filing.

(2)	The amount of the filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Schedule TO relates to the consent solicitation by CNET Networks, Inc., a Delaware corporation (“CNET”), pursuant to which CNET is soliciting, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated September 13, 2006 (the “Consent Solicitation Statement”), the consents of holders of any and all of its $125,000,000 aggregate original principal amount of outstanding 0.75% Convertible Senior Notes due 2024 (the “Securities”) to proposed waivers and proposed amendments to certain provisions of the Indenture (the “Indenture”) dated as of April 27, 2004 between CNET, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), under which the Securities were issued. The consent solicitation relating to the Securities pursuant to the Consent Solicitation Statement is referred to herein as the “Consent Solicitation.”

As part of the Consent Solicitation, holders of the Securities who consent will waive their right (the “Repurchase Waiver”) to require CNET to repurchase all or a portion of each such holder’s Securities in accordance with a repurchase right under the Indenture following the delisting of CNET’s common stock from the Nasdaq Stock Market that may occur on or prior to the first anniversary of the expiration date of the Consent Solicitation. This Tender Offer Statement on Schedule TO is being filed solely because the Repurchase Waiver may be considered an issuer tender offer pursuant to Rule 13e-4 and is intended to satisfy the reporting requirements of Rule 13e-4(a)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information in the Consent Solicitation Statement (attached hereto as Exhibit (a)(1)(i)) under the heading “Summary” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The issuer is CNET Networks, Inc., a Delaware corporation. CNET’s executive offices are located at 235 Second Street, San Francisco, CA 94105. CNET’s telephone number is (415) 344-2000.

(b) Securities. The subject class of securities are the 0.75% Convertible Senior Notes due 2024. As of September 13, 2006, the aggregate principal amount of the Securities outstanding is $125,000,000.

(c) Trading Market and Price. The Securities are not listed on any national securities exchange or included on the Nasdaq Stock Market. There is no established trading market for the Securities. CNET’s common stock underlying the Securities trades on the Nasdaq Global Select Market under the symbol “CNET.” The following table sets forth the ranges of high and low trading prices of the underlying common stock for the quarterly periods indicated, as reported by NASDAQ.

	High	Low
Year Ended December 31, 2004
First quarter	$11.30	$6.86
Second quarter	$13.45	$7.93
Third quarter	$11.01	$7.16
Fourth quarter	$11.58	$8.04
Year Ended December 31, 2005
First quarter	$11.65	$8.80
Second quarter	$12.00	$9.24
Third quarter	$14.24	$11.30
Fourth quarter	$15.98	$12.44
Year Ended December 31, 2006
First quarter	$16.09	$12.89
Second quarter	$14.35	$7.50
Third quarter (through September 11, 2006)	$9.82	$7.07

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ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) CNET is the filing person and the subject company. The business address and telephone number of CNET is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers and directors of CNET. The business address of each person set forth below is c/o CNET Networks, Inc., 235 Second Street, San Francisco, CA 94105.

Name	Title
Shelby W. Bonnie	Chairman of the Board and Chief Executive Officer
George E. Mazzotta	Chief Financial Officer
Barry D. Briggs	President and Chief Operating Officer
Neil M. Ashe	Executive Vice President
Joseph Gillespie	Chief Marketing Officer
John C. “Bud” Colligan	Director
Peter L. S. Currie	Director
Jarl Mohn	Director
Betsey Nelson	Director
Eric Robison	Director

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the following sections of the Consent Solicitation Statement is incorporated herein by reference:

The Consent Solicitation

Certain U.S. Federal Income Tax Consequences

(b) Purchases. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. CNET issued the Securities under the Indenture. The description of the Securities and the Indenture set forth under the caption “Description of Notes” in CNET’s prospectus dated June 21, 2004 (filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2004 (File No. 333-115569)) and the description of the underlying common stock set forth under the caption “Description of Capital Stock” in that prospectus are incorporated by reference herein.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Consent Solicitation Statement in the section entitled “The Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. Not applicable.

(c) Plans.

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(1)-(2) Not applicable.

(3) CNET entered into a new $60 million credit agreement on September 12, 2006 with Bank of America, N.A., as lender, which will supersede and replace that existing credit agreement, dated as of October 14, 2004 between CNET and Bank of America, N.A. (incorporated by reference from Exhibit 10.1 to CNET’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004).

(4)-(5) Not applicable.

(6) The information set forth in the Consent Solicitation Statement under the heading “Background” is incorporated herein by reference.

(7)-(10) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. CNET intends to use cash on hand to pay the special interest and transaction expenses payable in connection with the Consent Solicitation. The information in the Consent Solicitation Statement under the headings “Special Interest” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. CNET does not own and, to its knowledge, no officer, director or person controlling CNET, nor any associate or subsidiary of CNET or any such person, owns any Securities.

(b) Securities Transactions. None, to CNET’s knowledge.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information in the Consent Solicitation Statement under the heading “Solicitation Agent” is incorporated herein by reference.

None of the Trustee, the solicitation agent, or the Information Agent makes any recommendation as to whether or not holders of the Securities should provide consents to the proposed waivers and the proposed amendments as set forth in the Consent Solicitation Statement.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Consent Solicitation Statement, dated September 13, 2006.

(a)(1)(ii)	Letter of Consent, dated September 13, 2006.

(a)(5)(i)	Press Release, dated September 13, 2006.

(d)(1)	Indenture dated as of April 27, 2004, between CNET and the Trustee, including Form of 0.75% Convertible Senior Notes Due 2024 (incorporated by reference from Exhibit 4.1 to CNET’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 3, 2004).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNET NETWORKS, INC.

By:	/s/ George E. Mazzotta
	Name:	George E. Mazzotta
	Title:	Chief Financial Officer

Dated: September 13, 2006

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Consent Solicitation Statement, dated September 13, 2006.

(a)(1)(ii)	Letter of Consent, dated September 13, 2006.

(a)(5)(i)	Press Release, dated September 13, 2006.

(d)(1)	Indenture dated as of April 27, 2004, between CNET and the Trustee, including Form of 0.75% Convertible Senior Notes Due 2024 (incorporated by reference from Exhibit 4.1 to CNET’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 3, 2004).